Artemis Therapeutics, Inc.
3 Eliezer Vardinon St.,
Petach Tikva, Israel 4959507

December 20, 2022

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549

Re:	Artemis Therapeutics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 21, 2022 File No. 333- 267534

Ladies and Gentlemen:

The purpose of this letter is to respond to your letter of December 2, 2022, regarding the abovementioned Amendment No. 1 to Registration Statement on Form S-1 (“Form S-1/A”) of Artemis Therapeutics, Inc. (the “Company”, “we”, “us” or “our”). For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 2 to the Form S-1 (“Amendment No. 2”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 2.

Form S-1/A Filed November 21, 2022

Prospectus Summary, page S-1

1.          We note your disclosure that "[y]our management has concluded that there are no material uncertainties that give rise to significant doubt over the Company’s ability to continue as a going concern for at least twelve months from the date of the approval of our annual audited consolidated financial statements for the year ended December 31, 2021." However, we also note that your auditor has stated that the funds raised by your outside investor are "not sufficient to fund [your] operations for the period of twelve months from the date of approval of the financial statements, which raises substantial doubts as to the Company’s ability to continue as a going concern" and that you are reliant on the support of one of your major stockholders securing the necessary funds for you for the foreseeable future. Please revise to disclose your history of net losses, working capital deficit, the current rate at which you use funds in your operations and the amount of time your present capital will last at this rate without additional funds. We also note that Mr. Citron has provided the Company with several loans at an aggregate amount of $233,000 as of June 30, 2022. Please indicate whether any party, including your officers and directors, have made any commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees.

Response:  In response to the Staff’s comment, we have revised the description on pages S-3 and the description on page S-27 of Amendment No. 2.

Management's Discussion and Analysis

Results of Operations, page S-22

2.          We note that you attributed the increase in revenues during the nine months ended September 30, 2022 mainly due to the deployment of five new products, marketing and sales efforts, as well as an increase in sales and repeat customers. In accordance with Item 303(b)(2)(iii) of Regulation S-K, please further expand your net sales discussion to disclose the extent to which changes in prices, changes in volume, or the introduction of new products contributed to fluctuations in net sales.

Response:  In response to the Staff’s comment, we have revised the description on pages S-22-23 of Amendment No. 2.

Liquidity and Capital Resources, page S-25

3.          Please address the following regarding your liquidity and capital resources disclosures throughout the filing:

•
In light of your recurring losses, net cash used in operations, and negative working capital at September 30, 2022, please expand your disclosures on page S-25 to address the requirements of Item 303(b)(1) of Regulation S-K. Your disclosures should clearly disclose your sources of liquidity. For example, we note the audit report for the year ended December 31, 2021 indicated that there was an unequivocal support letter provided by a major stockholder. It is not clear if that source is still currently available; and

•
On pages S-3 and S-27, you discuss your going concern considerations and appear to address Manuka Ltd. separately. Given that you are a combined entity with Manuka Ltd. being the predecessor entity, please appropriately revise your discussion to address your considerations regarding the combined entity.

Response:  In response to the Staff’s comment, we have revised the description on page S-25 and the description on page S-27 of Amendment No. 2.

Material Agreements, page S-37

4.          We note your revisions in response to our prior comment 10. Please revise your statements regarding the aggregate amounts paid to Chic and Waitemata to date to disclose a quantified dollar amount.

Response:  In response to the Staff’s comment, we note that we have revised the description on pages S-37-38 of Amendment No. 2.

5.          We note that you started a collaboration with Super-Pharm to include your products on their online platform. To the extent that you have entered into a formal agreement or commitment with Super-Pharm, please disclose the material terms of any such agreement and file the agreement as an exhibit.

Response:  In response to the Staff’s comment, we note that we have not entered into a formal agreement or commitment with Super-Pharm and our collaboration efforts are in the ordinary course of our business and operations. Furthermore, we respectfully advise the Staff that the collaboration with Super-Pharm is not considered by the Company as material.

Management, page S-39

6.          We note your revisions in response to our prior comment 13 and reissue in part. Please revise Mr. Citron's biography to identify the public trading company where he served as Chief Executive Officer and the dates in which he held the role.

Response:  In response to the Staff’s comment, we have revised the description on page S-39 of Amendment No. 2.

Corporate Governance, page S-40

7. We note your revisions in response to our prior comment 14. We also note your disclosure that Mr. Tabak's total compensation for the 2020 fiscal year was $29,998, but it appears that only $349 was recorded under the "All Other Compensation" column. Please revise your chart to disclose the source of Mr. Tabak's other income.

Response:  In response to the Staff’s comment, we have revised the description on page S-40 of Amendment No. 2.

Exhibits

8.	We note that the form type of your Filing Fee Table is listed as Form F-1. Please revise the form type to be Form S-1.

Response:  In response to the Staff’s comment, we have revised the Filing Fee Table and re-filed it as Exhibit to Amendment No. 2.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even or Ron Ben-Bassat at (212) 660-5003, or Isaac Pasha at (+972) 074-758-0480, of Sullivan & Worcester LLP.

Sincerely,

Artemis Therapeutics, Inc.

By:	/s/ Shimon Citron
Shimon Citron
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Ron Ben-Bassat, Esq., Sullivan & Worcester LLP
Isaac Pasha, Esq., Sullivan & Worcester LLP